Indonesia Energy Corporation Limited

Dea Tower I, 11th Floor, Suite 1103

J1. Mega Kuningan Barat Kav. E4.3 No.1-2

Jakarta 12950, Indonesia

December 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Lauren Nguyen

Re:	Indonesia Energy Corporation Limited
Registration Statement on Form F-1, as amended
Originally Filed July 30, 2019
File No. 333-232894

Dear Ms. Nguyen:

On December 16, 2019, Indonesia Energy Corporation Limited (the “Company”) requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:30 p.m. (New York time) on December 18, 2019, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

Very truly yours,

/s/ James J. Huang
James J. Huang
Chief Investment Officer and Director

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP